UPSNAP, INC
                        (formerly, MANU FORTI GROUP INC.)
                                7770 Regents Road
                                  Suite 113-401
                               San Diego, CA 92122

                                 Amendment No. 1
                                       to
                              INFORMATION STATEMENT
                                   PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 AND RULE 14f-1 THEREUNDER

                                EXPLANATORY NOTE

      This Information Statement amends and restates the Information Statement previously filed with the SEC on November 16, 2005 and mailed to our stockholders on November 17, 2005. This Information Statement is being amended to provide a more full description of the transactions that occurred before the share exchange between Upsnap, Inc. (formerly, Manu Forti Group Inc.), a Nevada Corporation, (the "Company" or the "Public Co.") and the shareholders of Up2004snap, Inc. ("Up2004snap, Inc." or the "Private Co."). This amended information statement also more fully explains the connection between the events described in the definitive information statement on Schedule 14C filed with the SEC on November 16, 2005 (the "Definitive 14C") and the transactions described herein. Other than as described above, no other revisions, amendments or modifications have been made to the Information Statement.

      On August 24, 2005, the Public Co. entered into a binding Letter of Intent (the "Letter of Intent") with the Private Co. pursuant to which the two parties agreed to pursue an acquisition of the Private Co. by the Public Co. upon satisfaction of certain conditions (the "Acquisition"). Under the Letter of Intent, the Acquisition was conditioned upon the consummation of a 1.3 for 1 forward split of the outstanding common stock of the Public Co. In connection with the Acquisition, the Public Co. proposed to amend its Articles of Incorporation to authorize (1) the change of its name from "Manu Forti Group, Inc." to "Upsnap, Inc.;" (2) the increase of its capital stock from 75,000,000 shares to 97,500,000 shares; and (3) a 1.3 to 1 forward split of its outstanding common stock. Such proposal was reported in a preliminary information statement on Schedule 14C filed with the SEC on September 15, 2005 (the "Preliminary 14C"). On September 21, 2005, the Public Co. filed with the Secretary of the State of Nevada an Articles of Merger (the "Articles of Merger") reporting a merger between the Public Co. and the Private Co. (the "Merger"), with the Public Co. being the surviving company. The above amendment to its Articles of Incorporation was filed along with the Articles of Merger by the Public Co.

      In mid October, 2005, the Private Co. retained a special securities counsel for the Acquisition (the "Legal Counsel"). Through its due diligence, the Legal Counsel discovered for the first time that the Articles of Merger was filed and the erroneous statement therein that the Merger was approved by the shareholders of the constituent corporations when in fact shareholder approval from the Private Co. had not been obtained.

      To correct the above errors, on November 7, 2005, the Public Co. filed an Articles of Correction with the Secretary of the State of Nevada to void the Merger and to restore the previous status of the constituent corporations. As a result, the Merger was void and the amendment to the Articles of Incorporation of the Public Co. was reversed. Accordingly, Public Co. filed an Articles of Amendment on November 7, 2005 pursuant to which the Public Co. changed its name from "Manu Forti Group, Inc." to "Upsnap, Inc." and effectuated the forward stock split and the increase of its capital stock that it had previously tried to effectuate through the now voided Merger. In addition, for the purpose of administrative ease, on the same date, the Private Co. filed an amendment to its Articles of Incorporation and changed its name from "Upsnap, Inc." to "Up2004snap, Inc."

                                  INTRODUCTION

      This Information Statement is being mailed on or about November 16, 2005 to the holders of record at the close of business on November 15, 2005 (the "Record Date") of common stock, par value $0.001 per share ("Common Stock") of the Company, a Nevada corporation, in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Share Exchange Agreement, dated as of November 15, 2005, by and among the securityholders of Up2004snap and the Company (the "Share Exchange Agreement"). The transactions contemplated by the Share Exchange Agreement were consummated on November 15, 2005.

      This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's securityholders.

      A copy of the Share Exchange Agreement will be filed with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K that will be filed on or before November 21, 2005.

        WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY'S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION
                                   STATEMENT.

                                CHANGE OF CONTROL

      On November 15, 2005, the Company signed a Share Exchange Agreement with the securityholders of Up2004snap pursuant to which the Company acquired 9,999,999 of the issued and outstanding shares of Up2004snap in exchange for Eleven Million, Seven Hundred Thirty Thousand (11,730,000) shares of Common Stock of the Company, representing in the aggregate approximately 62.4% of the issued and outstanding equity interest and voting rights of the Company. As of the Record Date, the Company had approximately 4,013,100 shares of Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the securityholders are entitled to vote. The signing of the Share Exchange Agreement and the transactions contemplated thereby will result in a change of control of the Company.

      Upon the signing of the Share Exchange Agreement, the existing members of the Board of Directors of the Company submitted their resignations and elected the existing directors of Up2004snap to the Board of Directors of the Company, such resignations and elections will become effective as follows: The resignation of Justin Frere and the appointment of Tony Philipp to the board of the directors of the Company became effective at the closing of the Share Exchange Agreement and the resignation of Vincent Smith and Todd M Pitcher and the appointment of Richard Jones will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information with respect to the beneficial ownership of the Company's equity securities immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by:

      o each securityholder known by the Company to be the beneficial owner of more than 5% of the Company's outstanding securities prior to or immediately after the closing of the transactions contemplated by the Share Exchange Agreement;

      o each current director and each person that will become a director following the closing of the Share Exchange Agreement;

      o each of the named executive officers of the Company listed in the table under the caption "Executive Compensation";

      o     all current directors and executive officers as a group; and

      o all directors and executive officers as a group following the closing of the Share Exchange Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of Up2004snap, Inc., 134 Jackson Street, P.O. Box 2399, Davidson, NC 28036. .

                                     Before Closing of the Share   After Closing of the Share
                                        Exchange Agreement (2)        Exchange Agreement (3)
                                      Amount and                    Amount and
Name and Address of Beneficial        Nature of      Percent of     Nature of       Percent of
------------------------------        Beneficial       Common       Beneficial        Common
           Owner (1)                  Ownership        Stock        Ownership         Stock
           ---------                  ---------        -----        ---------         -----
Gordon Samson                          325,000          8.1%         325,000           1.7%
2740 Oliver Crescent
Vancouver, BC, Canada
V6L 1S9

Steve McManaman                        975,000         24.3%         975,000           5.2%
Maison Houcarde
Gouze, Orthez
France 64300

Jim Mackay                             975,000         24.3%         975,000           5.2%
Chateau De Mont 64300 Mont
France

Arthur New                             226,850          5.7%         226,850           1.2%
415 Silvergrove Drive, Calgary,
AB T3B 4T2

Marcus New                             226,850          5.7%         226,850           1.2%
500-750 West Pender Street,
Vancouver, BC

Tony Philipp                                 0           * %       3,910,000          20.8%
134 Jackson St., PO box 2399
Davidson, NC 28036

                                             0           * %       3,440,800          18.3%
Richard Jones
134 Jackson St., PO box 2399
Davidson, NC 28036

Wendell Brown                                0            0%       3,558,100          18.9%
134 Jackson St., PO box 2399
Davidson, NC 28036

Paul Schmidt                                 0            0%               0             0%
134 Jackson St., PO box 2399
Davidson, NC 28036

Sundar Communications (4)                    0            0%       1,500,000           7.4%

Directors and Officers                       *           * %       7,350,800          39.1%
as a Group (5)

----------
*     Less than 1%

(1) Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Company common stock.

(2) A total of 4,013,100 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3) Based on 18,788,494 shares of the Company's Common Stock that are outstanding after the issuance of 370,000 shares to Viant Capital LLC and the consummation of the Share Exchange Agreement and issuance of 11,730,000 shares in connection therewith.

(4)   Including 1,500,000 shares of common stock underlying the Warrants.

(5) Consists of 3 persons prior to the closing of the Share Exchange Agreement and 3 persons thereafter.

                        CHANGES TO THE BOARD OF DIRECTORS

      Upon the signing of the Share Exchange Agreement, the existing members of the Board of Directors of the Company submitted their resignations and elected Tony Philipp and Richard Jones, the directors of Up2004snap, to the Board of Directors of the Company, such resignations and elections will become effective as to Justin Frere and Tony Philipp upon the closing of the transactions contemplated by the Share Exchange Agreement and as to Vincent Smith, Todd M Pitcher and Richard Jones on the 10th day following the mailing of this information statement to the Company's shareholders.

      To the best of the Company's knowledge, except as set forth below, none of the incoming directors is currently a director or holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company's knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

                        DIRECTORS AND EXECUTIVE OFFICERS

      The Board of Directors currently consists of three directors who have been elected for a term of one year and serve until their respective successors are duly elected and qualified. All current directors of the Company have submitted letters of resignation that will become effective as to Justin Frere upon the closing of the Share Exchange Agreement and as to Vincent Smith and Todd M Pitcher on the 10th day following the mailing of this information statement to the Company's shareholders, and have elected Tony Philipp and Richard Jones to the Board of Directors of the Company, such elections to become effective as to Tony Philipp upon the closing of the Share Exchange Agreement and as to Richard Jones on the 10th day following the mailing of this information statement to the Company's shareholders. Upon election of the new member of the Board of Directors, the Company anticipates that the Board of Directors will appoint new executive officers as listed below.

      The names of the current officers and directors of the Company and the incoming directors and officers, as well as certain information about them are set forth below:

Name                        Age       Position(s) with the Company
----                        ---       ----------------------------
Justin Frere                 33       Director (4)(6)
Vincent Smith                44       Director (5)(6)
Todd M. Pitcher              37       Chairman of the Board of the Directors, Interim CEO and
                                      Accounting Principal Officer (5)(6)
Tony Philipp                 43       Director, Chief Executive Officer and President (1)(3)
Richard Jones                40       Director, Vice President of Content and Secretary (2)(3)
Paul Schmidt                 50       Chief Financial Officer (3)

----------

(1)   Incoming director, effective upon the closing of the Share Exchange
      Agreement.
(2) Incoming director, effective on the 10th day following the mailing of this information statement to the Company's shareholders.
(3)   Incoming officer, effective upon the closing of the Share Exchange
      Agreement.
(4)   Current director until the closing of the Share Exchange Agreement.
(5) Current director until the 10th day following the mailing of this information statement to the Company's shareholders.
(6)   Current officer until the closing of the Share Exchange Agreement.

      Todd M. Pitcher was first elected to the Board of Directors in May, 2005, and appointed as Interim CEO and Principal Accounting Officer in June 2005. Since May, 2005, Mr. Pitcher has been providing professional and consulting services to assist the Company. Mr. Pitcher holds board and administrative positions in Superclick, Inc. and Execute Sports. Mr. Pitcher has also served in the Executive Management capacity 4Dcard, Inc. from March 2002 through July 2003. Mr. Pitcher has several years experience in the investment banking, business consulting and equity research, serving as Director of Equity Research at Equity Securities in Golden Valley, Minnesota and several other regional investment banking firms. Mr. Pitcher has B.A. in Philosophy from the University of California at Berkeley and has attended graduate school at the University of California at Santa Barbara and Claremont Graduate School.

      Justin Frere has been a director of the Company since June, 2005. Mr. Frere has performed CFO/Controller and Financial Analyst services on a contractor-basis for numerous private and public companies. From 1999 through 2001, Mr. Frere served as a Manager at Altium, a business services outsourcing company located in San Diego. From 1999 to 1999, Mr. Frere was a Senior Reporting Analyst at Maxtor Corp., a disk drive manufacturer located in Milpitas, California. From 1996 to 1998, Mr. Frere served as a Senior Accountant with KPMG, a professional services firm. In 2001, Mr. Frere earned a Master in Business with a Finance emphasis from San Diego State University. In 1998, Mr. Frere earned his CPA designation. In 1996, Mr. Frere was graduated from Cal Poly State University in San Luis Obispo with a BS in accounting and finance. Mr. Frere is a member of the AICPA (American Institute of Certified Public Accountants).

      Vincent Smith has been a director of the Company since August, 2005. Since 2003, Mr. Smith has owned and operated Velocity Steel, a manufacturer and supplier of light gauge steel framing in North America. Prior to Velocity Steel, Mr. Smith served as Managing Director of Global Steel Innovations, Inc., an Intellectual Property company where he oversaw the licensing and patent management of the firm's properties.

      Tony Philipp has served as a director and as our Chief Executive Officer and President since November 15, 2005. Mr. Phillip is a founder of UpSnap 2004 and acted as a director and the Chief Executive Officer of UpSnap 2004 since its formation in April 2004. During 2002 to 2004, Mr. Philipp was the president of Vivisimo Inc., Europe, the leading provider of automatic content clustering software and powers 10% of web searches world wide, with blue chip customers including the US Government, HP, NASA, German Government, AOL, Infospace, and Overture, etc. Mr. Philipp was responsible for establishing worldwide sales and marketing strategy during that period. Mr. Philipp is also the founder of iTransEuro, a company that is a premier European accelerator in the Research Triangle. He has served as the president of iTransEuro since 2000. iTransEuro assists in the transition of technology firms between the US and Europe through performing market studies, identifying/hiring of key personnel, implementing local presence, establishing business development channels, localizing online marketing and PR, and accessing local venture capital. Mr. Philipp is current a director of Mobileway Inc and is nominated to serve as Non-Executive board member of selected 3i investments, the largest European venture group. Mr. Philipp is a dual citizen in Germany and the USA, and holds a Bachelor of Science Degree from Clemson University, a Master of International Business (MBA) from the University of South Carolina, and was a Fulbright Scholar at the University of Cologne (Germany).

      Richard Jones has been our Vice President of Content and Corporate Secretary since November 15, 2005 and will become our director upon the effective date of the resignations of Vincent Smith and Todd Pitcher. Mr. Jones is the co-founder of UpSnap 2004. Prior to joining UpSnap 2004, Mr. Jones served as the Chairman of Vavo Ltd. from 1999 to 2001. From 1996 to 1999, Mr. Jones served as the Chief Executive Officer of FortuneCity of which he was a co-founder. Mr. Jones also served as Editor in Chief of Network Week, LAN Magazine and PC Magazine in the UK from 1990 to 1996.

      Paul Schmidt has been our Chief Financial Officer since November 15, 2005. Mr. Schmidt was the Chief Financial Officer of Upsnap 2004. Since 2004, Mr. Schmidt has served as a managing director at Von Steuben Financial, LLC, a service firm that provides part time senior level financial executive services. From 2001 to 2004, Mr. Schmidt was the Vice President and Chief Financial Officer of B.R. Lee Industries, Inc, a large manufacturer of commercial asphalt paving equipment. From 1999 to 2001, Mr. Schmidt served as the Treasurer and Chief Financial Officer of Powerscape Equipment Corp., an outdoor power equipment dealerships. Mr. Schmidt has a Bachelor of Business Administration degree from University of Michigan and has attended graduate school at University of Michigan Graduate School of Business Administration and Walsh College.

                                LEGAL PROCEEDINGS

      There is no pending litigation by or against the Company.

      To the Company's knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Except with respect to the Share Exchange Agreement and as described in the following paragraphs, none of the Company's directors or officers, nor any of the incoming directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since November 15, 2003 or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company's directors or officers, nor any incoming director is indebted to the Company.

      Steve McManaman, one of the founders of the Company, has loaned the Company $105,709. The principal amount of the shareholder loan from Steve McManaman was repaid in full by May 2, 2005.

      The Company has entered into a professional services agreement with one of its directors, Justin Frere, to provide certain bookkeeping and accounting services for the Company. Under the terms of the agreement, Mr. Frere is paid $1,500.00 per month.

                   BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

      The Company presently does not have an audit committee, compensation committee or nominating committee. The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until this point it has been premature at the early stage of the Company's management and business development to form an audit, compensation or nominating committee. However, the new management of the Company may form an audit, compensation and nominating committee in the future. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate's character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

      During 2005, the Company's Board of Directors met 6 times.

      The Company's Board of Directors does not currently provide a process for securityholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes. However, the new management of the Company may establish a process for securityholder communications in the future.

      The board of directors have determined that Justin Frere is an independent director based on Rule 4200 of the National Association of Securities Dealers' listing standards and is qualified as an "Audit Committee Financial Expert" as defined in Item 7(d)(3)(iv) of Schedule 14A.

                             EXECUTIVE COMPENSATION

      The following table shows all the compensation paid by the Company, as well as certain other compensation paid or accrued, during the fiscal years ended March 31, 2005 and 2004 to the Chairman and Company's Chief Executive Officer. No restricted stock awards, long-term incentive plan payouts or other types of compensation, other than compensation identified in the chart below, were paid to this executive officer during these fiscal years.

                           Summary Compensation Table

                               Annual Compensation                                    Long-Term Compensation
                               -------------------                                    ----------------------
                                                                                 Awards                      Payouts
                                                                                 ------                      -------

Name and Principal      Year    Salary      Bonus     Other Annual     Restricted     Securities        LTIP         All Other
------------------      ----    ------      -----     ------------     ----------     ----------        ----         ---------
Position                (1)       ($)        (2)      Compensation        Stock       Underlying       Payouts      Compensation
--------                ---       ---        ---      ------------        -----       ----------       -------      ------------
                                                           ($)         Awards ($)    Options/SARs
                                                           ---         ----------    ------------
Todd M. Pitcher         2005    36,000         --               --             --              --           --                --

Justin Frere            2005    18,000         --               --             --              --           --                --

Compensation of Directors

      All directors are not compensated for their services as directors.

Bonuses and Deferred Compensation

      The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Company's Board of Directors.

Stock Option and Stock Appreciation Rights

      The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded during the fiscal year ended March 31, 2005.

Employment Contracts, Termination of Employment and Change of Control
Arrangements

      At the present, the Company has no employees, other than Gordon Samson and Mitch Ross. They do not have employment contracts with the Company.

      There are no compensatory plans or arrangements, including payments to be received from us, with respect to any person named in cash compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or the Company's subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change of control.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of the Company's equity securities which are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% securityholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. During fiscal year 2004, the officers, directors and 10% securityholders of the Company filed all Section 16(a) reports they are required to file.